Exhibit 99.1

Scotiabank Announces the Sale of its Operations in Puerto Rico and the U.S. Virgin Islands to Oriental Bank, a subsidiary of OFG Bancorp

TORONTO and SAN JUAN, June 26, 2019 /CNW/ - Scotiabank announced today that it has reached an agreement for the sale of its operations in Puerto Rico and the U.S. Virgin Islands ("USVI"), to Oriental Bank, a subsidiary of OFG Bancorp. The agreement is subject to regulatory approvals and customary closing conditions.

"We are pleased to have reached an agreement with Oriental Bank, a prominent local bank with a strong reputation for providing high quality products and services to customers. We are confident that Oriental Bank, with the support of a talented team, will be well positioned to continue to grow the businesses and provide continuity to customers and employees in Puerto Rico and the USVI," said Ignacio (Nacho) Deschamps, Group Head of International Banking and Digital Transformation at Scotiabank.

Oriental Bank is a diversified financial institution that provides personal and commercial banking services to customers, primarily in Puerto Rico. Oriental Bank was founded in 1964 and is headquartered in San Juan, Puerto Rico. The firm has expanded over the years as a result of organic growth and strategic acquisitions. Oriental is committed to broadening its operations and providing the highest quality of products and services to the people and businesses of Puerto Rico and the USVI.

"We're excited about welcoming Scotiabank's valued customers and the talented team to the Oriental Bank family. We have a similar culture, attitude and outlook for our businesses and how we regard and service our customers. We believe the acquisition will make the combined companies stronger in Puerto Rico and the USVI with even greater prospects for growth, profitability and employee engagement," said José Rafael Fernández, President, Chief Executive Officer, and Vice Chairman of the Boards of OFG Bancorp and Oriental Bank.

Until regulatory approvals are obtained and the transaction closes, all operations, branches and products will continue to operate as usual. Oriental Bank and Scotiabank will work together to help facilitate a smooth transition for the business.

As a result of this announced transaction and as required under IFRS, the Bank will record a loss of approximately $400 million after-tax in Q3 2019 and will be reported for accounting purposes in the Other segment. The majority of this loss represents the carrying value of goodwill relating to Puerto Rico. Upon closing, an after-tax gain of approximately $50 million will be recorded relating primarily to accumulated foreign currency translation gains and the premium received on the USVI operations. These amounts may be subject to adjustment at closing which may revise the Bank's total net loss to between $300 million to $360 million after-tax. The transaction will improve the Bank's credit quality, as it reduces Gross and Net Impaired Loans, and increases common equity Tier 1 (CET1) ratio by approximately 5 basis points.

This transaction supports the Bank's strategic decision to focus on key markets across its footprint. With this transaction - and others which have previously been publicly announced - the repositioning of our international footprint will be substantially complete. Over the last 4 years, the Bank has exited or announced its intention to exit 19 countries and redeploy approximately $4 billion of capital to increase the Bank's scale and market share in key markets. Our sharper geographic focus allows us to drive sustainable earnings growth in these key markets, improve earnings quality and the customer experience while reducing risk.

Credit Suisse and Scotiabank's Global Banking and Markets Division acted as co-financial advisors to Scotiabank on this transaction. Sullivan & Cromwell LLP acted as Scotiabank's legal advisor on the sale.

About Scotiabank

Scotiabank is Canada's international bank and a leading financial services provider in the Americas. We are dedicated to helping our more than 25 million customers become better off through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of more than 99,000 employees and assets of over $1 trillion (as at April 30, 2019), Scotiabank trades on the Toronto Stock Exchange (TSX: BNS) and New York Stock Exchange (NYSE: BNS). For more information, please visit www.scotiabank.com and follow us on Twitter @ScotiabankViews.

About OFG Bancorp

Now in its 55th year in business, OFG Bancorp is a diversified financial holding company that operates under U.S. and Puerto Rico banking laws and regulations. Its three principal subsidiaries, Oriental Bank, Oriental Financial Services and Oriental Insurance, provide retail and commercial banking, lending and wealth management products, services and technology, primarily in Puerto Rico. Visit us at www.ofgbancorp.com.

SOURCE Scotiabank

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For further information: For media enquiries only: Annie Cuerrier, Global Communications, Scotiabank, annie.cuerrier@scotiabank.com, PH: (416) 775-0828; For investor enquiries only: Philip Smith, Investor Relations, Scotiabank, philip.smith@scotiabank.com, PH: (416) 863-2866

CO: Scotiabank

CNW 16:10e 26-JUN-19